                            FORM 11-K ANNUAL REPORT                        5043
_______________________________________________________________________________


    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1999



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                  ___________________________________________

                                   FORM 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM ______ TO ______

                         COMMISSION FILE NUMBER 0-12345

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                  STILLWATER MINING COMPANY 401K PLAN & TRUST

                           STILLWATER MINING COMPANY
                           1891 EAST 1st AVENUE SOUTH
                                 P. O. BOX 1209
                              COLUMBUS, MT  59019


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                           STILLWATER MINING COMPANY
                                ONE TABOR CENTER
                       1200 SEVENTEENTH STREET, SUITE 900
                               DENVER, CO  80202

STILLWATER MINING COMPANY 401(K) PLAN AND TRUST

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                                Page
                                                                                ----
REPORT OF INDEPENDENT ACCOUNTANTS............................................      1

FINANCIAL STATEMENTS:

    Statement of Net Assets Available for Benefits, with Fund Information,
     at December 31, 1998....................................................      2

    Statement of Net Assets Available for Benefits, with Fund Information,
     at December 31, 1997....................................................      3

    Statement of Changes in Net Assets Available for Benefits,
     with Fund Information, for the year ended December 31, 1998.............      4

    Notes to Financial Statements............................................    5-8

SCHEDULES*:

    Schedule  I - Schedule of Assets Held for Investment.....................      9

    Schedule II - Schedule of Loans in Default...............................     10

    Schedule III - Schedule of Reportable Transactions.......................     11

 * Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Stillwater Mining Company 401(k) Plan and Trust


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Stillwater Mining Company 401(k) Plan and Trust (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



September 20, 1999

STILLWATER MINING COMPANY 401(k) PLAN AND TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1998

                                                                   FUND INFORMATION
                                --------------------------------------------------------------------------------
                                   STILLWATER       GROWTH AND                      GOVERNMENT
                                 MINING COMPANY       INCOME                        SECURITIES   ASSET MANAGER
                                      FUND           PORTFOLIO      MAGELLAN FUND      FUND        PORTFOLIO
                                ----------------    ------------   --------------   -----------  ---------------
ASSETS
Investments
  Common stock                         $494,700        $        -       $       -      $     -        $       -
  Mutual funds                                -         3,776,769       3,112,441      316,174        1,620,323
  Participant loans                           -                 -               -            -                -
Receivables:
  Employer contributions                    980            15,402          13,538        1,993            5,402
  Participant contributions
     and loan repayments                  1,379            21,330          19,983        2,819            8,026
                                       --------        ----------      ----------     --------       ----------
Total assets                            497,059         3,813,501       3,145,962      320,986        1,633,751
                                       --------        ----------      ----------     --------       ----------
Net assets available for
  benefits                             $497,059        $3,813,501      $3,145,962     $320,986       $1,633,751
                                       ========        ==========      ==========     ========       ==========

                                                                        FUND INFORMATION
                                  ---------------------------------------------------------------------------------------------
                                     RETIREMENT                                       DIVERSIFIED
                                  GOVERNMENT MONEY     LOW PRICED                    INTERNATIONAL    PARTICIPANT
                                  MARKET PORTFOLIO     STOCK FUND       CONTRAFUND       FUND            LOANS         TOTAL
                                  ----------------    -------------    -----------   -------------    ------------ ------------
ASSETS
Investments
  Common stock                          $         -       $       -       $     -           $    -     $     -     $   494,700
  Mutual funds                              854,229         138,525       149,330           31,767           -       9,999,558
  Participant loans                               -               -             -                -     341,034         341,034
Receivables:
  Employer contributions                      1,440             948         1,102              496           -          41,301
  Participant contributions
     and loan repayments                      2,558           1,628         1,640              622      (5,850)         54,135
                                           --------        --------      --------          -------    --------     -----------
Total assets                                858,227         141,101       152,072           32,885     335,184      10,930,728
                                           --------        --------      --------          -------    --------     -----------
Net assets available for
  benefits                                 $858,227        $141,101      $152,072          $32,885    $335,184     $10,930,728
                                           ========        ========      ========          =======    ========     ===========

  The accompanying notes are an integral part of these financial statements.

STILLWATER MINING COMPANY 401(k) PLAN AND TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1997

                                                                    FUND INFORMATION
                                  ------------------------------------------------------------------------------------
                                   GROWTH AND                                                            RETIREMENT
                                     INCOME                         GOVERNMENT      ASSET MANAGER     GOVERNMENT MONEY
                                   PORTFOLIO      MAGELLAN FUND   SECURITIES FUND     PORTFOLIO       MARKET PORTFOLIO
                                  -----------    ---------------  ---------------   -------------    -----------------
ASSETS
Investments
  Mutual funds                       $2,897,835      $2,310,318          $269,447       $1,352,815             $746,777
  Participant loans                           -               -                 -                -                    -
Receivables:
  Employer contributions                 11,749           9,263             1,321            5,091                2,348
  Participant contributions
     and loan repayments                 15,018          12,320             1,975            7,351                5,337
                                     ----------      ----------          --------       ----------             --------
Total assets                          2,924,602       2,331,901           272,743        1,365,257              754,462
                                     ----------      ----------          --------       ----------             --------
Net assets available
  for benefits                       $2,924,602      $2,331,901          $272,743       $1,365,257             $754,462
                                     ==========      ==========          ========       ==========             ========


                                                                        FUND INFORMATION
                                  -----------------------------------------------------------------------------
                                                                   DIVERSIFIED
                                    LOW PRICED                    INTERNATIONAL    PARTICIPANT
                                    STOCK FUND       CONTRAFUND       FUND            LOANS            TOTAL
                                   -------------    -----------   -------------    ------------    ------------
ASSETS
Investments
  Mutual funds                        $27,000          $40,167        $9,425           $     -       $7,653,784
  Participant loans                         -                -             -           232,159          232,159
Receivables:
  Employer contributions                  203              365            93                 -           30,433
  Participant contributions
     and loan repayments                  545              781           260            (5,819)          37,768
                                      -------          -------        ------          --------       ----------
Total assets                           27,748           41,313         9,778           226,340        7,954,144
                                      -------          -------        ------          --------       ----------
Net assets available
  for benefits                        $27,748          $41,313        $9,778          $226,340       $7,954,144
                                      =======          =======        ======          ========       ==========

  The accompanying notes are an integral part of these financial statements.

STILLWATER MINING COMPANY 401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1998

                                                                                        FUND INFORMATION
                                                -----------------------------------------------------------------------------------
                                                 STILLWATER
                                                   MINING
                                                  COMPANY        GROWTH AND                        GOVERNMENT        ASSET MANAGER
                                                    FUND      INCOME PORTFOLIO   MAGELLAN FUND   SECURITIES FUND       PORTFOLIO
                                                -----------  ------------------ --------------- ----------------    ---------------
Additions to net assets attributed to:
Investment income:
    Interest and dividends                         $    288        $  201,245       $  146,032          $ 16,979        $  289,492
    Net appreciation (depreciation) in fair
     value of investments                            58,997           612,922          651,387             6,025           (70,400)
    Interest income on loans                              8             6,998            7,495               401             1,214
                                                   --------        ----------       ----------          --------        ----------
      Total investment income                        59,293           821,165          804,914            23,405           220,306
                                                   --------        ----------       ----------          --------        ----------
  Employer contributions                              1,640           164,207          129,495            15,993            61,294
  Participant contributions and loan repayments       4,882           283,078          218,765            28,311           117,005
  Transfer from Stillwater Mining Company,
    Bargaining Unit, 401(k) Plan and Trust                -           221,843          167,523            14,827            25,610
                                                   --------        ----------       ----------          --------        ----------
      Total additions                                 6,522           669,128          515,783            59,131           203,909
Deductions from net assets attributed to:
  Distributions and withdrawals                           -          (192,167)        (189,252)          (16,146)          (99,422)
  Participant loan withdrawals                            -          (110,823)         (61,592)          (13,180)           (8,575)
  Loan fees charged to participants                       -            (1,431)            (125)             (188)                -
                                                   --------        ----------       ----------          --------        ----------
      Total deductions                                    -          (304,421)        (250,969)          (29,514)         (107,997)
Net interfund transfers                             431,244          (296,973)        (255,667)           (4,779)          (47,724)
                                                   --------        ----------       ----------          --------        ----------
Net increase (decrease)                             497,059           888,899          814,061            48,243           268,494
Net assets at beginning of plan year                      -         2,924,602        2,331,901           272,743         1,365,257
                                                   --------        ----------       ----------          --------        ----------
Net assets at end of plan year                     $497,059        $3,813,501       $3,145,962          $320,986        $1,633,751
                                                   ========        ==========       ==========          ========        ==========


                                                                             FUND INFORMATION
                                                 ------------------------------------------------------------------------------
                                                      RETIREMENT     LOW
                                                      GOVERNMENT    PRICED                DIVERSIFIED
                                                     MONEY MARKET   STOCK                INTERNATIONAL   PARTICIPANT
                                                       PORTFOLIO     FUND     CONTRAFUND     FUND           LOANS       T0TAL
                                                     ------------  --------  ----------- --------------  ------------  --------
Additions to net assets attributed to:
Investment income:
    Interest and dividends                             $ 39,983     $ 10,137     $ 10,913     $ 1,206     $     -     $   716,275
    Net appreciation (depreciation) in fair
     value of investments                                     -       (9,887)      15,500       1,524           -       1,266,068
    Interest income on loans                              3,001          207          426          35           -          19,785
                                                       --------     --------     --------     -------    --------     -----------
      Total investment income                            42,984          457       26,839       2,765           -       2,002,128
                                                       --------     --------     --------     -------    --------     -----------
  Employer contributions                                 18,987       12,309       10,282       4,097           -         418,304
  Participant contributions and loan repayments          32,307       43,571       44,801       8,748     (88,120)        693,348
  Transfer from Stillwater Mining Company,
    Bargaining Unit, 401(k) Plan and Trust                4,721        1,210          301           -      26,697         462,732
                                                       --------     --------     --------     -------    --------     -----------
      Total additions                                    56,015       57,090       55,384      12,845     (61,423)      1,574,384
Deductions from net assets attributed to:
  Distributions and withdrawals                         (42,313)           -       (1,082)          -           -        (540,382)
  Participant loan withdrawals                          (28,829)           -       (4,500)          -     227,499               -
  Loan fees charged to participants                        (363)          (7)        (200)          -     (57,232)        (59,546)
                                                       --------     --------     --------     -------    --------     -----------
      Total deductions                                  (71,505)          (7)      (5,782)          -     170,267        (599,928)
Net interfund transfers                                  76,271       55,813       34,318       7,497           -               -
                                                       --------     --------     --------     -------    --------     -----------
Net increase (decrease)                                 103,765      113,353      110,759      23,107     108,844       2,976,584
Net assets at beginning of plan year                    754,462       27,748       41,313       9,778     226,340       7,954,144
                                                       --------     --------     --------     -------    --------     -----------
Net assets at end of plan year                         $858,227     $141,101     $152,072     $32,885    $335,184     $10,930,728
                                                       ========     ========     ========     =======    ========     ===========

  The accompanying notes are an integral part of these financial statements.

STILLWATER MINING COMPANY 401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF PLAN

  On June 1, 1993, Stillwater Mining Company (the "Company") established the Stillwater Mining Company 401(k) Plan and Trust (the "Plan"). The following description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  GENERAL
  The Plan is a defined contribution plan covering all non-union employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). Employees are eligible to participate in the Plan after completion of six consecutive months of service.

  PLAN AND TRUST ADMINISTRATION

  The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund administered under a trust agreement with Fidelity Management Trust Company (the "Trustee").

  CONTRIBUTIONS

  Each participant has the option to make pre-tax "elective deferral contributions" to the Plan of not less than 1% nor more than 10% of eligible compensation. The Company contributes an amount equal to 200% of each participant's elective deferral contribution, up to 3% of the participant's compensation for the contribution period. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

  The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant's eligible compensation to the total compensation paid to all eligible participants for the Plan year.

  PARTICIPANT ACCOUNTS

  Each participant's account is credited with the participant's contribution and allocation of (a) the Company's matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company. Allocations of Plan earnings and losses are based on individual participant account balances in relation to the total of all participant account balances.

  VESTING

  Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100 percent vested after three years of service. During 1998, $19,874 of employer matching contributions were forfeited by employees who terminated before those amounts became vested. Forfeitures of terminated participants' nonvested accounts are retained in the Plan and used to reduce future employer matching contributions.

STILLWATER MINING COMPANY 401(k) PLAN AND TRUST

  PARTICIPANT LOANS

  Participants may obtain loans from the Plan of not less than $1,000 nor more than the lesser of one-half of their vested account balance or $50,000. Repayment of the loan must be made through payroll deduction over a five-year period, except for loans for the purchase of a participant's principal residence, which can be repaid over a ten-year period.

  PAYMENT OF BENEFITS

  At termination of service, participants receive a lump-sum amount equal to the vested value of his or her account.

2. SUMMARY OF ACCOUNTING POLICIES

  BASIS OF ACCOUNTING

  The Plan's financial statements are prepared on the accrual basis of accounting.

  APPRECIATION (DEPRECIATION) OF INVESTMENTS

  The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

  USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Actual results could differ from those estimates.

  VALUATION OF INVESTMENTS AND INCOME RECOGNITION

  Plan investments are valued at fair value based on the market value or share price at the end of the year. Purchases and sales of investments are recorded on the trade date. Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis.

  Participant loans are valued at principal amount, which approximates fair value.

  EXPENSES OF THE PLAN

  The Company reimburses the expenses incurred in the administration of the Plan.

3. INVESTMENTS

  Upon enrollment in the Plan, a participant may direct contributions to any of nine investment options managed by the Trustee. The investment alternatives include the Stillwater Mining Company Fund, the Growth and Income Portfolio, the Magellan Fund, the Government Securities Fund, the Asset Manager Portfolio, the Retirement Government Money Market Portfolio, the Low Priced Stock Fund, the Contrafund and the Diversified International Fund.

  As of December 31, 1998, the number of participants holding assets in the various investment options were as follows: 17 in the Stillwater Mining Company Fund, 149 in the Growth and Income Portfolio, 132 in the Magellan Fund, 46 in the Government Securities Fund, 76 in the Asset Manager Portfolio, 28 in the Retirement Government Money Market Portfolio, 19 in the Low Priced Stock Fund, 25 in the Contrafund and 14 in the Diversified International Fund.

STILLWATER MINING COMPANY 401(k) PLAN AND TRUST

  The following table represents units of participation and net asset value per unit for each investment option:

                                                            1998                                 1997
                                             ----------------------------------   ----------------------------------
                                                Units of          Net Asset          Units of          Net Asset
                                              Participation     Value Per Unit     Participation     Value Per Unit
                                             ---------------   ----------------   ---------------   ----------------
Stillwater Mining Company Fund                     20,700.40            $ 23.90                 -         $  -
Growth & Income Portfolio                          82,390.24              45.84         76,058.65              38.10
Magellan Fund                                      25,760.98             120.82         24,250.21              95.27
Government Securities Fund                         31,180.86              10.14         27,189.39               9.91
Asset Manager Portfolio                            93,175.57              17.39         73,722.88              18.35
Retirement Gov't Money Market Portfolio           854,229.05               1.00        746,776.80               1.00
Low Priced Stock Fund                               6,062.34              22.85          1,074.40              25.13
Contrafund                                          2,629.51              56.79            861.39              46.63
Diversified International Fund                      1,792.74              17.72            584.33              16.13

4. NET REALIZED GAINS/LOSSES ON INVESTMENTS

   Net realized gains/losses from investment transactions for the year ended December 31, 1998 were as follows:

                        STILLWATER
                          MINING             GROWTH                              GOVERNMENT
                          COMPANY           & INCOME           MAGELLAN          SECURITIES
                           FUND            PORTFOLIO             FUND               FUND
                        -----------        ---------           ---------         -----------
PROCEEDS                     $  3,653        $1,138,853            $511,384             $35,098
COST                            3,541         1,071,034             456,247              34,900
                             --------        ----------            --------             -------
NET GAIN/(LOSS)              $    112        $   67,819            $ 55,137             $   198
                             ========        ==========            ========             =======


                                              LOW
                           ASSET            PRICED                               DIVERSIFIED
                          MANAGER            STOCK                              INTERNATIONAL
                         PORTFOLIO           FUND             CONTRAFUND            FUND
                         ----------        --------          ------------       --------------
PROCEEDS                     $165,721        $   14,444            $ 15,553             $   934
COST                          161,523            16,247              13,359                 887
                             --------        ----------            --------             -------

NET GAIN/(LOSS)              $  4,198        $   (1,803)           $  2,194             $    47
                             ========        ==========            ========             =======

STILLWATER MINING COMPANY 401(k) PLAN AND TRUST

5. UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

  Net unrealized appreciation of investments amounted to $2,670,352 and $1,532,186 at December 31, 1998 and 1997, respectively. The change in net unrealized appreciation resulted in a Plan gain of $1,138,166 in 1998.

6. PLAN TERMINATION

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7. TAX STATUS

  The Company has obtained a favorable determination letter dated May 18, 1995 from the Internal Revenue Service as to the qualified status of the Plan under
  Section 401(a) of the Internal Revenue Code. The Company is of the opinion that the Plan has operated in conformity with the Internal Revenue Code and will continue to fulfill the requirements of a qualified plan and that the trust which forms part of the plan is not subject to tax. Accordingly, no federal or state income taxes have been provided.

STILLWATER MINING COMPANY 401(k) PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1998                                                     SCHEDULE I




                                                                          COST OF      CURRENT
ISSUER                                  DESCRIPTION OF INVESTMENT          ASSET        VALUE

 Stillwater Mining Company (a)      Stillwater Mining Company Fund
                                      - Common Stock                     $  435,815   $  494,700

 Fidelity Investments (b)           Growth and Income Portfolio           2,450,616    3,776,769

                                    Magellan Fund                         1,974,975    3,112,441

                                    Government Securities Fund              311,578      316,174

                                    Asset Manager Portfolio               1,478,870    1,620,323

                                    Retirement Government Money Market
                                    Portfolio                               854,229      854,229

                                    Low Priced Stock Fund                   147,288      138,525

                                    Contrafund                              139,804      149,330

                                    Diversified International Fund           30,731       31,767

Participants                        Participant loans; interest rates
                                     ranging from 8.0% to 10.0%             341,034      341,034

-----------
(a)  Party-in-interest.

(b) Party-in-interest because an affiliate is a service provider to, and trustee of, the Plan.

STILLWATER MINING COMPANY 401(k) PLAN AND TRUST

LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
DECEMBER 31, 1998                                                    SCHEDULE II

                                                                                                                       OVERDUE
                                            ORIGINAL    AMOUNT RECEIVED                                               AMOUNTS(B)
                                              LOAN        DURING PLAN        ISSUE      MATURITY     INTEREST   -------------------
     NAME (A)               ADDRESS         AMOUNT(C)      YEAR 1998         DATE         DATE         RATE     PRINCIPAL  INTEREST
     --------               -------         ---------   ---------------     ------      --------     --------   ---------  --------
                      2151 E. Southers
Danny Smothers        Mesa, AZ  25205        $17,000       $3,659             8/5/97      8/27/01      10%       13,204      $56

                      P. O. Box 1472
Sam Smith             Columbus, MT  59019    $12,000       $3,017            3/31/98       2/2/00      10%        9,442      $39

------------
(a)  All obligor were terminated prior to the Plan year end.

(b)  Upon termination, the unpaid balance and interest accrued became payable.

(c) All participant loans are limited to 50% of the value of the participant's account. The remaining balance in the participant's account serves as collateral on the loan.

STILLWATER MINING COMPANY 401(k) PLAN AND TRUST

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS(a)
FOR THE YEAR ENDED DECEMBER 31, 1998                                SCHEDULE III


                                      TOTAL       TOTAL     TOTAL DOLLAR   TOTAL DOLLAR   TOTAL COST   NET GAIN
                                    NUMBER OF   NUMBER OF     VALUE OF       VALUE OF     OF ASSETS     (LOSS)
      DESCRIPTION OF ASSET          PURCHASES     SALES      PURCHASES        SALES          SOLD      ON SALES
      --------------------          ---------   ---------   ------------   ------------   ----------  ----------
Fidelity Growth and Income
 Portfolio (b)                             66          48     $1,404,864     $1,138,853   $1,002,009   $136,844

Fidelity Magellan
 Fund (b)                                  60          45        662,121        511,384      418,211     93,173

Fidelity Asset Manager
 Portfolio (b)                             36          19        503,629        165,721      143,829     21,892

Fidelity Retirement Government
 Money Market Portfolio (b)                37          21        832,091        724,639      724,639          -

-------------
(a) Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of January 1, 1998 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

(b) Represent party-in-interest transactions because an affiliate is a service provider to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 Stillwater Mining Company 401(k) Plan and Trust
                                 -----------------------------------------------
                                 (Name of Plan)


Date: October 15, 1999           /s/  John Stark
                                 ------------------------------
                                      John Stark